January 19, 2005


By facsimile to (303) 295-1563 and U.S. Mail


Mr. Michael J. Gordon
Chief Financial Officer and Vice President, Corporate
Administration
BlastGard International, Inc.
12900 Automobile Boulevard, Suite D
Clearwater, FL 33762

RE:	BlastGard International, Inc., formerly OPUS Resource Group,
Inc.
	Registration Statement on Form SB-2 and Pre-effective
Amendments
1 and 2
	Filed December 20, 2004 and January 7 and 11, 2005
	File No. 333-121455
	Annual Report on Form 10-KSB and Subsequent Exchange Act
Reports
	File No. 333-47924

Dear Mr. Gordon:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

SB-2

1. If applicable, comments on the SB-2 are comments on the 10-KSB and subsequent Exchange Act reports and vice versa. Comply with the comments in the SB-2 and, if applicable, in future Exchange Act filings.

2. Provide an updated consent from the independent accountant in each amendment to the SB-2.

3. Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

4. Since BlastGard International, Inc. or BlastGard is a penny stock issuer, the Private Securities Litigation Reform Act of 1995`s safe harbor for forward looking statements is inapplicable. See section
27A(b)(1)C) of the Securities Act, and revise the first paragraph on page 22 and elsewhere.

Calculation of Registration Fee Table

5. We note that BlastGard is registering 150% of the amount of shares that would be issuable currently upon the notes` conversion under an agreement with the noteholders. We believe that it is appropriate to register for resale only that number of shares that BlastGard in good faith estimates that it will actually issue upon conversion. If the notes actually convert into a greater number of shares, BlastGard may file a resale registration statement for the excess shares at that time. Tell us the basis for BlastGard`s estimate that it will issue
150% of the amount into which the notes would convert currently.

6. Disclosure that BlastGard is registering 146,969 shares of common stock that represent shares issuable upon exercise of common stock purchase warrants at an exercise price of $3.00 per share is inconsistent with disclosures on pages 33-34 that BlastGard issued class B common stock purchase warrants to acquire 141,999 shares and a warrant to purchase 4,870 shares at an exercise price of $3.00 per share which total 146,869 shares. Revise or advise.

7. The total number of shares shown as being registered, 4,011,340, is inconsistent with the maximum number of shares being offered as shown in the table on pages 31-32, 3,712,340. Revise or advise.


Prospectus` Outside Front Cover Page

8. If the prospectus will be used before the registration statement`s effectiveness, include a prominent statement that the prospectus is not complete and registration is not effective. See Item
501(a)(10)
of Regulation S-B.

9. It appears that BlastGard`s common stock is quoted on the Over the
Counter Bulletin Board under the symbol BLGA.OT, not BLGA. Revise here and elsewhere in the registration statement.

Cautionary Statements Concerning Forward-Looking Statements, page
2

10. Remove the reference to documents incorporated by reference from the penultimate paragraph because this prospectus does not incorporate by reference.

Risk Factors, page 3

11. Some risk factors` captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, fourth, sixth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, seventeenth, and eighteenth risk factors. State succinctly the risk that flows from the fact or uncertainty.

12. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The fourth risk factor states that BlastGard will likely require additional financing to carry out its business plans over the next 12 months. Quantify the known or estimated amount of capital that BlastGard will require to carry out its business plans over the next
12 months.

* The sixth risk factor states that BlastGard`s primary sales focus is to distribute its products through strategic partners, direct sales, information, and education. Expand the risk factor disclosure to indicate whether BlastGard has entered into an agreement with any strategic partners and to specify BlastGard`s schedule for organizing its sales and marketing department.

* The eighth risk factor states that BlastGard`s future is dependent upon the success of the current and future generations of one or more of the products that BlastGard proposes to sell. Expand the risk factor disclosure to clarify whether BlastGard has any products available for sale, and, if so, whether BlastGard has completed any sales of the products as of the most recent date of the prospectus.

* The ninth risk factor states that BlastGard intends to rely on outside suppliers for its products. Expand the risk factor disclosure to clarify whether BlastGard has identified any outside suppliers and whether BlastGard has entered into any agreements with outside suppliers for its products.

* The sixteenth risk factor states that the market price of BlastGard`s common stock is highly volatile. Quantify the high and low bid prices of BlastGard`s common stock during the past 52 week period. Further, clarify that the quotations reflect interdealer prices without retail markup, markdown, or commission and may not represent actual transactions.

* The seventeenth risk factor states that future sales of common stock by BlastGard`s management and others may affect adversely the current market price of BlastGard`s common stock, may affect adversely BlastGard`s ability to obtain future funding, and create a potential market overhang. Quantify the number of shares of BlastGard`s common stock that may be subject to future sales by its management and others.

13. The second risk factor states that BlastGard`s independent public accountants have included a going concern qualification in their opinion. Expand the risk factor disclosure to include the risk of using BlastGard`s financial statements because they do not include any adjustments to asset carrying values or the classification of liabilities that might result should BlastGard be unable to continue as a going concern. Further, include a discussion of:

* The rate at which BlastGard burned cash in the interim periods since December 31, 2003.

* The costs of any planned research and development activities for developing new product lines and for maintaining, improving, or enhancing existing product lines.

* Any significant changes in the number of employees.

* Other known or estimated material operational costs.

14. The twelfth risk factor states that BlastGard relies on a combination of patent applications, trademarks, copyright and trade secret laws, and confidentiality procedures to protect its intellectual property rights. Expand the risk factor disclosure to state clearly that BlastGard has no patents and to address these and other material risks relating to each of BlastGard`s patent applications:

* A patent may never be issued on any of BlastGard`s applications.

* Even if a patent is issued, BlastGard`s use of the patented technology may infringe upon patents issued to third parties, subjecting BlastGard to the cost of defending the patent and possibly requiring BlastGard to stop using the technology or to license it from another party.

* Third parties may infringe on a patent issued to BlastGard. If so,
BlastGard will bear the cost of enforcing the patent.

15. If the party with whom BlastGard entered into the failed 2003 distribution agreement, BlastGard, Inc., and BlastGard Technologies,
Inc. are not the same company as suggested in the 2003 10-KSB, discuss supplementally with a view toward including appropriate risk factor disclosure the risk of claims by BlastGard, Inc. of violation of its patents, trademarks, tradenames, etc. by BlastGard Technologies, Inc. or BlastGard International, Inc. Consider any other risks that could stem from confusion about participation in the same market by two participants with similar names and disclose them as appropriate.

16. It appears that trading in BlastGard`s common stock is subject to the penny stock rules under the Exchange Act and that the shares to be sold in this offering will be penny stocks. Revise the eighteenth risk factor to state clearly that BlastGard`s common stock is subject to the penny stock rules and to describe concisely but comprehensively the compliance actions required under Rules 15g-2 through 15g-9 under the Exchange Act. Then explain the risks to investors resulting from required compliance with these regulations such as price fluctuations and the lack of a liquid market.

17. Avoid generic conclusions in the risk factors` captions or headings and in the risk factors` discussions such as BlastGard`s result of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the seventh risk factor. Rather, explain specifically what the risk`s consequences or effects are for
BlastGard and its securityholders.

18. Eliminate generic or vague bullet points in the risk factors` discussions. For example, refer the last bullet point in the sixteenth risk factor.

19. The actual risk that you are trying to convey does not stand out from the extensive detail that you provide in the fourteenth risk factor. Revise so that you are stating the risk in at least the second or third sentence. Provide just enough detail to place the risk in context.

20. Some risk factors include language like "There is no assurance,"
"No assurances can be given," "We can provide no assurances," and "There can be no assurance." For example, refer to the first, second, third, fourth, fifth, seventh, eighth, ninth, twelfth, fourteenth, and fifteenth risk factors. Since the risk is the situation described and not BlastGard`s inability to assure, revise.

21. Disclosure on page 7 states that BlastWrap must be replaced after a single intense detonation. Address in a discrete risk factor any material risks to BlastGard and BlastGard`s customers and investors resulting from the requirement of replacing BlastWrap after a single intense detonation.

Description of Business, page 6

22. Include a prominent statement here and in the prospectus summary that BlastGard is a development stage company and its planned principal operations have not begun or have not produced yet significant revenues. Also revise the first sentence of this section`s second paragraph that suggests that BlastGard is actively engaged in the manufacture and marketing of blast mitigation materials at this time.

23. Ensure that BlastGard describes the development of its business over the past three years as required by Item 101 of Regulation S-B.
We note that the 2003 10-KSB contains disclosure of developments that have taken place within the past three years, back to and including
2002, that is not included in the description of business section in the prospectus.

24. Where information about BlastGard, BlastGard`s business, or the industries in which BlastGard operates or may operate is presented, disclose the factual basis of the information. If the information is not factually supportable, state that the information is BlastGard`s belief or remove the statement. Examples of these statements include but are not limited to those such as:

* BlastGard`s BlastWrap products offer a revolutionary blast protection system against all blast and fire/burn threats.

* BlastWrap constitutes a dramatic innovation in safety.

* Strong mitigation of impulse provided by BlastWrap is virtually impossible to reproduce through any other low-weight approach.

* BlastGard`s technology is the only blast and fire suppression means available for most applications.

* BlastWrap can be easily updated and deployed to address the problems involving explosive materials specific to the oil and gas industry.

* BlastGard`s technology will add value to almost all manufacturing facilities of explosives, propellants, munitions, and pyrotechnics.

* BlastGard offers the unique ability to convert standardized chipping containers into explosive storage units that comply with the technical requirements of the United States Bureau of Alcohol, Tobacco, and Firearms type 2 magazines.

* BlastWrap technology is unique in quenching blast areas.

* BlastGard has an unrivaled understanding of the mechanics of explosions.

* BlastGard`s products would dramatically mitigate or suppress fireballs and explosions produced by all of the fuels now being used or considered for commercial introduction, for at least the next two decades.

* BlastGard`s engineers and design personnel are some of the premier experts in the field of blast effect mitigation.

* BlastWrap protection of military aircraft should be top priority for the United States Department of Defense.

25. Disclosures on page 2 in the 10-KSB and on page 22 in the SB-2 and elsewhere state that:

* BlastGard acquired 100% of the issued and outstanding common stock of BlastGard Technologies, Inc. or BTI from BTI`s shareholders in exchange for 91 million shares of BlastGard`s common stock on January
31, 2004.

* BTI is not the same entity as BlastGard, Inc., and BTI`s technology is not the same as BlastGard, Inc.`s technology.

* BTI acquired its only significant asset, a patent application for
BlastWrap, in January 2004.

Clarify here that although BTI was an affiliate of BlastGard, Inc. before the exchange, BTI`s technology is not the same as BlastGard,
Inc.`s technology. Also clarify here from whom BTI acquired the patent application for BlastWrap, and state what consideration BTI paid for the application.

26. Disclosure on page 8 and elsewhere states that BlastWrap prototypes have been evaluated in different test series. For each of
BlastGard`s products such as those listed in items 1-10 on page
10,
clarify whether a prototype exists, the degree to which product design has progressed, and whether further engineering is necessary.
Further, clarify which BlastWrap products are actually being manufactured and marketed as of the most recent date practicable. See Item 101(b)(1) of Regulation S-B.

27. We note that the paragraphs entitled "3.  Explosive Storage
Units
- ESU" and "4. BlastMag-2" suggest that BlastGard has contracts with or orders from Lockheed Martin Missiles and Space Company and Autoliv, Inc. Describe BlastGard`s arrangements with these companies in more detail, and file copies of these agreements as exhibits to the registration statement.

28. Disclosures on pages 10, 11, and 14 state that:

* The Department of Defense approved the explosive storage units designed for Lockheed Martin Missiles and Space Company.

* BlastGard`s weapons container is being created specifically for the
United States and the United Kingdom military use.

* BlastGard offers the unique ability to convert the standardized shipping containers into explosive storage units that comply with the technical requirements of the United States Bureau of Alcohol, Tobacco and Firearms type 2 magazines.

* Tests conducted by the Defence Evaluation Research Agency under the auspices of the United Kingdom Civil Aviation Authority have shown that BlastGard performs better than any other system tested in blast effect mitigation.

Clarify whether BlastGard has any contracts or arrangements with these entities to supply or develop its products for their use.
If
so, describe the material terms of these contracts and arrangements, and file copies of any contracts as exhibits to the registration statement. If no agreements, understandings, or arrangements with these entities exist, make that clear. As drafted, these disclosures suggest that some arrangement is already in place.

29. Disclosure on page 10 states that Autoliv, Inc. contracted
BlastGard to design an explosive box for its production facilities that would mitigate blast damage and prevent sympathetic detonation of ZPP charges. Tell us whether BlastGard was compensated for the design work, and, if so, what the compensation was.

30. Disclosure on page 13 states that BlastGard is working with the ordnance and tactical systems arm of several major companies. Describe BlastGard`s arrangements with these companies in greater detail. If there has been a public announcement or if BlastGard otherwise has made public the identity of the companies, disclose the companies` names in the registration statement. If not, tell us the companies` names.

31. Disclosure on page 14 states that BlastGard is working with an LD3 container manufacturer to develop a low cost highly effective solution for semi-hardened blast mitigation LD3 containers. If there has been a public announcement or if BlastGard otherwise has made public the identity of the manufacturer, disclose the manufacturer`s name in the registration statement. If not, tell us the manufacturer`s name.

32. Disclosure on page 20 states that BlastGard intends to hire four sales representatives to work with the top four markets. Identify the top four markets.

33. Discuss briefly competitive business conditions and the methods of competition. See Item 101(b)(4) of Regulation S-B.

34. If material, discuss the effect of existing or probable governmental regulation on BlastGard and its business. See Item
101(b)(9) of Regulation S-B.

35. Provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(b)(10) of Regulation S-B.

36. We note that BlastGard states on its website that it has signed and announced a number of new agreements, including an exclusive license agreement with Media Metrica Ltd. Tell us why BlastGard has not disclosed the agreements in the SB-2. Further, tell us what consideration BlastGard has given to filing the agreements as exhibits to the SB-2. See Item 601(b)(10) of Regulation S-B.


Management`s Plan of Operation, page 22

37. Revise the plan of operations to provide the disclosures required by FRR-16 and Item 303(a) of Regulation S-B. BlastGard should provide prominent disclosure of the facts and circumstances that led to its accountant`s report containing substantial doubt about its ability to continue as a going concern, and BlastGard should disclose management`s viable plans to overcome this uncertainty. The discussion of management`s plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in the filing.
We note the statement that BlastGard believes that it will have sufficient cash on hand to fund its operations through the fourth quarter of 2005.

38. Revise the discussion of management`s plan of operations to address BlastGard`s notes payable balance as of the latest balance sheet date presented and any material subsequent changes.
Disclose
the outstanding principal balance of each note, the maturity date of each note, the related interest rates of each note, and the current status of each note. Address the expected consequences of current or potential debt defaults.

39. Disclosure in the fifth risk factor states that BlastGard`s ability to produce revenues and achieve profitability is directly related to its ability to compete with its competitors. What is BlastGard`s basis for the statement that "we believe that we have a competitive advantage because of our unique technology, our product performance, product mix and price"? Based on BlastGard`s financial statements, it does not appear that BlastGard has yet had active operations to test its ability to compete with competitors.

40. Disclosure in the eleventh risk factor states that considerable research is underway into blast mitigation. Summarize any research and development that BlastGard will perform as part of its plan of operations for the next 12 months. See Item 303(a)(1)(ii) of Regulation S-B.

41. Discuss the convertible debt that BlastGard has issued and the potential adverse effect that debt may have on BlastGard`s efforts to raise equity capital. For example, what effect might the right of the noteholders to have the notes` exercise price reduced by one-third if the notes are outstanding on March 16, 2006 unless BlastGard reports gross revenues of at least $15 million or net profits of at least $1 million have on the terms on which investors will make equity investments?


Directors and Executive Officers, page 24

42. In the biographical paragraphs of Messrs. John L. Waddell,
Jr.,
Michael J. Gordon, and Kevin J. Sharpe, describe their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 27

43. Expand the disclosures on page 29 to include this information:

* Messrs. James F. Gordon and John L. Waddell, Jr. are entitled under their employment agreements to a 2% net profit bonus each year based on BlastGard`s fiscal year December 31 financials.

* Mr. Michael J. Gordon is entitled under his employment agreement to a 1% net profit bonus each year based on BlastGard`s fiscal year
December 31 financials.

Certain Relationships and Related Transactions, page 30

44. Expand the disclosures to include this information:

* The value of the shares issued to Messrs. Robert P. Gordon, Michael
J. Gordon, and Joseph R. King in the February 5, 2002 acquisition.

* The value of the shares issued to Mr. Joseph R. King on March
25,
2003.

* The value of the 5 million shares issued to BlastGard, Inc. on March 25, 2003 and why the shares were cancelled and returned to BlastGard.

* The value of the shares issued to Messrs. James F. Gordon, Michael
J. Gordon, John L. Waddell, Jr., Robert P. Gordon, and Paul W.
Henry
on January 31, 2004.

Selling Securityholders, page 31

45. Disclose how the selling securityholders acquired the shares of
BlastGard`s common stock being offered for resale. We note the narrative description of various transactions in which shares were issued or are issuable that follows the selling securityholders table. However, the sum of these shares does not appear to be equal to the number of shares in the table or the number of shares registered for resale and offered by this prospectus. Clarify which of these shares are being registered for resale. If the shares described in any of these transactions are not being registered for resale at this time, make this clear.

46. Indicate by footnote or otherwise whether each beneficial owner listed in the table that is not a natural person is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, BlastGard must identify the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

47. We note that BlastGard states that none of the selling securityholders is a broker dealer or a broker dealer`s affiliate. However, it appears from our records that "B.B. Securities Inc."
is a
broker dealer. Confirm that neither B&B Securities Inc. nor any other selling securityholder is a broker dealer or a broker dealer`s affiliate.

48. If a selling securityholder is a broker dealer, tell us whether the selling securityholder acquired its securities as compensation for underwriting activities. Unless a broker dealer acquired the securities as compensation for underwriting activities, BlastGard must identify the broker dealer as an underwriter in the prospectus.
Language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker dealer.

49. If a selling securityholder is a broker dealer`s affiliate, include disclosure that this broker dealer`s affiliate:

* purchased the securities to be resold in the ordinary course of business; and

* had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If BlastGard is unable to make the representations noted above in the prospectus, BlastGard must state in the prospectus that the selling securityholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling securityholder is an affiliate of an underwriter that cannot make these representations.

50. State that BlastGard will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

51. BlastGard`s references to "Class A" common stock purchase warrants and "Class B" common stock purchase warrants on page 33 may be potentially confusing to investors because there are no references to classes of common stock in BlastGard`s governing instruments or financial statements. Revise to clarify, if true, that there are no differences between the two classes of warrants other than their exercise prices.

52. Disclosure on page 33 that BlastGard issued "Class A" common stock purchase warrants to acquire 473,336 shares of common stock at an exercise price of $2.09 per share appears inconsistent with disclosure in the table on page 34 that BlastGard issued "Class A" common stock purchase warrants to acquire 440,002 shares of common stock. Revise or advise.

53. Disclosure on page 33 that BlastGard issued "Class B" common stock purchase warrants to acquire 141,999 shares of common stock at an exercise price of $3.00 per share appears inconsistent with disclosure in the table on page 34 that BlastGard issued "Class B" common stock purchase warrants to acquire 131,999 shares of common stock. Revise or advise.

Financial Statements

54. Revise the order of the financial statements in the SB-2 to present the separate financial statements of OPUS Resource Group, Inc. or OPUS after those of the registrant. Since the registration statement includes historical financial statements after the date of the reverse acquisition, the historical financial of the accounting acquirer are the historical financial statements of the registrant.
Thus, it appears to us that the financial statements of the accounting acquiree, OPUS, should be presented after the registrant`s financial statements. Also, if applicable, it appears to us that the
December 31, 2003 audited financial statements of the registrant should be presented before its 2004 interim financial statements.

Report of Independent Auditors for OPUS Resource Group, Inc. and
BlastGard Technologies, Inc.

55. We note that both of these reports indicate that they were audited "in accordance with auditing standards generally accepted in the United States of America." Tell us how you determined that you did not need to include auditors` reports that refer to the "standards of the Public Company Accounting Oversight Board" in the
SB-2. Refer to our Release 33-8422 and to Auditing Standard No. 1 of the Public Company Accounting Oversight Board.

OPUS Resource Group. Inc. December 31, 2003 Financial Statements

Note 11.  Subsequent Events

56. Disclose the amount of accounts payable and accrued liabilities that were settled during January 2004. If the amount settled was not substantially all the liabilities outstanding, tell us if the remaining liabilities are reflected in BlastGard International
Inc.`s
interim financial statements.

BlastGard International, Inc. September 30, 2004 Financial
Statements

Condensed Statement of Changes in Shareholders` Deficit

57. Revise the statement of shareholders` deficit to include each equity issuance since inception. It appears that you should include all transactions since September 26, 2003. Refer to paragraph
11(d)
of SFAS 7.

58. Revise all the historical and pro forma financial statements to reflect retroactively all stock splits. All share and per share disclosures for BlastGard International, Inc. throughout the registration statement should be restated for the reverse stock splits that occurred during January and March 2004. All share and per share disclosures for OPUS throughout the registration statement should be restated for the reverse stock split that occurred on September 8, 2003. We do not think it is appropriate to disclose any share or per share amounts on a pre-split basis.

Earnings per Share

59. Provide the disclosures required by paragraph 40(c) of SFAS
128.

Note 5.  Shareholders` Deficit

	Options Granted to Non-Employees

60. We note the discussion of vested and unvested stock options granted to non-employee consultants during 2004. Tell us the period over which these services are being provided to BlastGard. Tell us
BlastGard`s basis for recognizing the expense for these services based on the vesting schedule of the options.

61. Based on the vesting of employee stock options, it is unclear to us how BlastGard determined its pro forma disclosures. Advise or revise.

	Other

62. Refer to notes 6 and 8 of the December 31, 2003 financial statements of OPUS. Also refer to BlastGard`s rollforward of outstanding options and warrants for the nine months ended September
30, 2004. It appears that BlastGard had several warrants issued to former officers and directors of OPUS that expired during February 2004. Tell us if these warrants are included in the 250,000 warrants shown as outstanding at December 31, 2003, and, if so, explain to us where this expiration is reflected on the rollforward. Reconcile the outstanding options and warrants for OPUS as of the date of the reverse acquisition with the subsequent disclosures in the interim financial statements.

BlastGard Technologies, Inc. December 31, 2003 Financial
Statements

Report of Independent Auditors

63. We note BlastGard`s independent accountant, Cordovano and Honeck,
P.C., is duly registered and in good standing to practice in Colorado. However, Cordovano and Honeck, P.C. is not currently licensed in Florida where BlastGard is located. Tell us why BlastGard selected a Colorado based accounting firm to audit the financial statements of a Florida based company. Tell us if the audit was physically performed in Colorado or Florida. Confirm to us that the operations and assets of BlastGard are physically located in
Florida. It is BlastGard`s responsibility to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X. Tell us how BlastGard has met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration BlastGard gave to Florida state laws governing audits of Florida companies performed by accountants licensed by other states.

Note 3.  Income Taxes

64. We read that a valuation allowance has been established for deferred tax assets for which there is "no assurance" of recovery. Revise the disclosure to indicate that the valuation allowance offsets deferred tax assets for which it is "more likely than not" that the deferred tax assets will not be realized. Refer to paragraph 17(e) of SFAS 109.

Pro Forma Financial Statements

65. Since the interim historical balance sheet reflects the reverse acquisition, delete the pro forma balance sheet.

Recent Sales of Unregistered Securities, page II-1

66. Expand the disclosure to include this information required by
Item 701(c) of Regulation S-B:

* Under 2, the value of the 20 million shares of BlastGard`s common stock issued in the exchange on February 5, 2002.

* Under 2, the value of the 9.3 million shares of BlastGard`s common stock issued in the exchange on May 9, 2002.

* Under 2, the value of the up to 10 million shares of BlastGard`s common stock issued in the reorganization.

* Under 4, the value of the 500,000 shares of BlastGard`s common stock issued to SBI Securities, Inc.

* Under 8, the value of the 1.5 million shares of BlastGard`s common stock issued to Localtoolbox Corporation.

* Under 9, the value of the 745,250 shares of BlastGard`s common stock issued in settlement of outstanding salary and consulting fees.

* Under 9, the value of the 442,050 shares of BlastGard`s common stock issued in settlement of outstanding loans, expenses, and interest.

* Under 10, the value of the 91 million shares of BlastGard`s common stock issued in the reorganization.

* Under 11, the value of the 300,000 shares of BlastGard`s common stock issued to Prisma Capital Markets, LLC or Prisma. Further, clarify whether Prisma has returned to BlastGard the certificates representing the common stock and the warrants.

67. Under 3, 6, 7, and 9, identify the persons or class of persons to whom BlastGard sold the securities. See Item 701(b) of Regulation S-
B.

68. Under 6, describe the services performed in exchange for the shares of BlastGard`s common stock. See Item 701(c) of Regulation S-
B.

69. It appears that the disclosures made in the second, third, and fourth entries under 11 repeat the disclosures made under 9 and 10 and in the first entry under 11. Revise or advise.

70. It is unclear why BlastGard omits disclosure here of the December
2004 $1,420,000 financing transactions in which investors received secured convertible notes and common stock purchase warrants. See
Item 701 of Regulation S-B, and revise.

71. Refer to note 5 in the quarterly report on Form 10-QSB for March
31, 2004.  It is unclear why BlastGard omits disclosure here of:

* The sale of 29,120,000 shares (5,824,000 post-split) of its common stock during January 2004.

* The issuance of 3,520,000 shares (704,000 post-split) of its common stock in exchange for business consulting services on March 30, 2004.

* The issuance of 16,000 shares of its common stock to settle a disputed contract on March 31, 2004.

See Item 701 of Regulation S-B, and revise.

72. Refer to note 5 in the quarterly report on Form 10-QSB for June
30, 2004.  It is unclear why BlastGard omits disclosure here of:

* The issuance of 300,000 shares of its common stock in exchange for business consulting services on May 26, 2004.

See Item 701 of Regulation S-B, and revise.

73. For each transaction where BlastGard relied upon the exemption under the Securities Act`s section 4(2), state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See Item 701(d) of Regulation S-B.

Exhibits

74. File the employment agreement of Mr. Kevin J. Sharpe as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of
Regulation S-B.

Signatures, page 70

75. BlastGard`s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

10-KSB

76. Since BlastGard is a penny stock issuer, the Private
Securities
Litigation Reform Act of 1995`s safe harbor for forward looking statements is inapplicable. See section 21E(b)(1)(C) of the Exchange
Act, and revise the first paragraph under "Management`s Plan of Operation" and elsewhere in future filings.

Exhibits 31.1 and 31.2

77. Since the certifications filed as exhibits 31.1 and 31.2 include the introductory language in paragraph 4 that refers to the certifying officers` responsibility for establishing and maintaining internal controls over financial reporting for the company and paragraph 4(b), we would expect to see all the disclosures required by Item 308 of Regulation S-K. Alternatively, we would expect to see the modifications to the certifications as discussed in Release 33-
8238, section III.E. Advise and amend the 10-KSB and all subsequent
10-QSBs.

Signatures

78. BlastGard`s controller or principal accounting officer also must sign the 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the 10-KSB. See General Instruction C.2.
of Form 10-KSB, and revise in future filings.

Closing

	File an amendment to the SB-2 and amendments to the 10-KSB and subsequent 10-QSBs in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since BlastGard and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If BlastGard requests acceleration of the registration statement`s effectiveness, BlastGard should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve BlastGard from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* BlastGard may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 824-5259 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 942-

1795. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or me at
(202) 942-1950.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Troy Young, Esq.
	Futro & Associates, P.C.
	1401 17th  Street, Suite 1150
	Denver, CO 80202
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Mr. Michael J. Gordon
January 19, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE